

December 21, 2010

Via facsimile to ((+972-3-607-4566) and Mail

Shachar Hadar, Adv.
Gross, Kleinhendler, Hodak Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel

   Re: Shamir Optical Industry Ltd.
     Schedule 13E-3 filed by Shamir Optical Industry Ltd., Essilor
      International SA, Essilor Israeli Holdings Ltd., Shamrock
      Acquisition Sub Ltd., Kibbutz Shamir A.C.S., and Shamir Optica
      Holdings A.C.S. Ltd.
     Filed December 1, 2010
     File No. 005-81644

     Schedule 13D filed by Kibbutz Shamir A.C.S., and Shamir Optica
      Holdings A.C.S. Ltd.
     Filed on October 25, 2010
     File No. 005-81644

Dear Dr. Hadar:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. Please delete the language in the first paragraph on page 4 as it attempts to disclaim (i) responsibility for disclosure made by all of the filing persons and (ii) an obligation to file the Schedule 13E-3.

2. We note you have redacted information from exhibits (c)(1), (c)(3) and (c)(5) filed with the Schedule 13E-3. You may not simply delete pages from these

materials, which are required to be filed as exhibits. You must either refile the full, unredacted exhibits or file a confidential treatment request for the redacted information. For guidance, refer to Division of Corporation Finance Staff Legal Bulletin No. 1A, available on our website. If you choose to file a confidential treatment request, please allow additional time for Staff review.

Information Statement

3.   Please fill in the blanks in this document.

Summary Term Sheet, page 1

4.   Please revise this section to include a summary of the fairness determination made by each filing person.

Cautionary Statement Regarding Forward-Looking Statements, page 17

5.   The information required by Items 7, 8 and 9 of Schedule 13E-3 must appear in a "Special Factors" section at the beginning of the information statement, immediately following the summary section. See Rule 13e-3(e)(1)(ii).   Please relocate this and every section following it such that the "Special Factors" follow the Summary Term Sheet section.

Selected Financial Data, page 28

6.   Please revise your disclosure to include the summary required by Item 1010(c)(4)-(6) of Regulation M-A.

Financial Projections, page 30

7.   Please explain why you disclosed only a summary of the financial projections made available to Essilor and Oppenheimer.

8.   We note that Perella Weinberg received the February Forecast and the Updated Forecast (page 58). Please revise to include all sets of forecasts made available to Perella Weinberg.

9.   We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Special Factors

Background of the Merger, page 34

10.   Please quantify the potential price range proposed by Essilor on March 1, 2010.

11.   We note that on April 26, 2010 Essilor proposed a price range of $12 to $15 per
        share. Please revise your disclosure to describe all negotiations that resulted in
        the current price.

12.   It appears that, based on your disclosure in this section, Oppenheimer first became
        involved in the negotiations on July 26, 2010. Please revise this section to
        describe when Oppenheimer was retained and its role, if any, in the negotiations
        or consideration of the proposal by the company. On a related note, you disclose
        on page 42 that Oppenheimer made an oral presentation to the audit committee of
        Shamir on October 14, 2010: please confirm that Oppenheimer made no other
        presentations to Shamir or any filing person other than the referenced
        presentation.

13.   Please clarify your July 28, 2010 entry to explain who is "Eric."

14.   Refer to the sixth paragraph of page 42. Please clarify the disclosure as it relates
        to who holds the Shamir shares for Kibbutz Eyal. Currently it appears that both
        Haklaei Eyal Ha'Sharon and Eyal Microwave hold all such shares.

15.   Please disclose the transaction price referenced in your first October 14, 2010
        entry on page 42.

Shamir's Reason for the Merger, page 42

16.   It appears that this section includes disclosure responsive to Item 1014 of
        Regulation M-A. If so, please revise to make the statement required by Item
        1014(a) of Regulation M-A and to address the factors listed in instruction 2 to
        Item 1014.

17.   We note the engagement of Trigger Foresight. Please provide the disclosure
        required by Item 1015 of Regulation M-A and file any reports the consulting firm
        provided as an exhibit to Schedule 13E-3.

18.   Please refer to the paragraph, on page 43, that begins "The Company considered
        other potentially negative aspects of a merger with Essilor." Given that this is the
        first discussion of negative factors, it appears confusing to refer to the
        subsequently factors as "other." Please explain or revise.

19.   Please revise your disclosure on page 44 to describe Alternatives A and B. Refer to Item 1013(b) of Regulation M-A for additional guidance. Please be sure to explain why the alternatives were rejected.

20.   We note that the audit committee and board reviewed and considered the Oppenheimer presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the board of directors adopted Oppenheimer's analysis as its own.

21.   Please address how any filing person relying on the Oppenheimer opinion was able to reach the fairness determination as to unaffiliated security holders given that the Oppenheimer fairness opinion addressed fairness with respect to holders of Shamir shares other than the Excluded Shares, rather than all security holders unaffiliated with the company.

Opinion of Shamir's Financial Advisor, page 47

22.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, revenues and EBITDA information for each comparable company that is the basis for the reference range disclosed on page 51 with respect to the Selected Companies Analysis, (ii) the transaction data from each transaction that resulted in the reference range disclosed on page 52 with respect to the Selected Precedent Transaction Analysis, and (iii) the company's projected results that were used in conducting the Discounted Cash Flows Analysis. Also, with respect to the Discounted Cash Flows Analysis, revise your disclosure to show how Oppenheimer arrived at the range of present values from the projected financial data.

23.   Refer to the Discounted Cash Flow Analysis. Please explain how Oppenheimer determined that discount rates of 13%-15% and perpetuity growth rates of 2.5%-4.5% were the most appropriate indicators of value.

24.   We note the "Other Factors" considered by Oppenheimer on page 53. Please note that if the analyses described in this section are material, they must be described as required by Item 1015(b)(6) of Regulation M-A.

25.   Please confirm that you have provided the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to all of the persons included in the item requirement.

Reasons of Essilor, Merger Sub and Essilor Israeli Holdings for the Merger, page 53

26.   We note your disclosure that the bullet points on pages 54 and 55 are the factors that support the filing persons' fairness determination "among other things." Please revise to disclose all material factors upon which the filing persons based their fairness determination.

Financial Analysis of Perella Weinberg, page 57

27.   Please quantify the fees paid or payable to Perella Weinberg. Refer to Item 1015(b)(4) of Regulation M-A. Also, please confirm that you have provided the disclosure required by Item 1015(b)(4) of Regulation M-A with respect to all of the persons included in the item requirement.

Reasons of Kibbutz Shamir and Shamir Holdings, page 63

28.   Please revise your disclosure to address the factors listed in instruction 2 to Item 1014 of Regulation M-A.

Interests of Shamir's Directors and Executive Officers, page 66

29.   Please disclose which employees and executive officers are receiving bonuses in connection with the transaction and the amount each person is receiving. Also, show the proceeds expected to be paid to each executive officer and director as a result of the automatic exercise of the options in connection with the transaction.

Where You Can Find More Information, page 93

30.   We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC from the date of this information statement through the date of the special meeting. However, Schedule 13E-3 does not permit forward incorporation by reference. If the information provided to shareholders in the information statement materially changes, you are under an obligation to amend the Schedule 13E-3 to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure here in accordance with this comment.

Schedule 13D

31.   We note that this filing relates to an acquisition of shares that occurred on September 3, 2009 and that the filing was not made until October 25, 2010. Please confirm your understanding that the initial Schedule 13D filing is required to be made within 10 days of the acquisition. Also, tell us why the filing was not made on a timely basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions